Exhibit 99.5

OFFICER’S CERTIFICATE

TO:	Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Autorité des marchés financiers

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities (Northwest Territories)

Nunavut Securities Office

RE:	Special Meeting of the Shareholders of Hudbay Minerals Inc. (the “Company”) to be held on June 13, 2023 (the “Meeting”)

With reference to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned, Patrick Donnelly, Senior Vice President, Legal and Organization Effectiveness of the Company, in such capacity and not in his personal capacity, certifies for and on behalf of the Company, intending that the same may be relied upon by you without further inquiry, that:

1.

in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

2.

in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3.	the Company is relying upon section 2.20 of NI 54-101 in connection with the Meeting.

DATED as of the 18th day of May, 2023.

HUDBAY MINERALS INC.

Per:	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Senior Vice President, Legal and
Organization Effectiveness

Certificate of Abridgement